CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2001	2000
Basic Earnings Per Share
Net income	$ 307,686	$ 974,071
Weighted average common shares	2,624,377	2,635,136
Basic Earnings Per Share	$ 0.12	$ 0.37
Diluted Earnings Per Share
Net income	$ 307,686	$ 974,071
Weighted average common shares	2,624,377	2,635,136
Weighted average effect of assumed stock options	6,889	857
Total	2,631,265 ========	2,635,993 ========
Diluted Earnings Per Share	$ 0.12 ========	$ 0.37 ========